EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (the “Agreement”) is made this 4th day of March, 2026, by and between WVB Blackstone All Privates Fund, a Delaware statutory trust (the “Fund”), and Wellington Management Company LLP, a Delaware limited liability partnership (the “Adviser”).

WHEREAS, the Fund is a non-diversified, closed-end management investment company registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund has retained the Adviser to furnish investment advisory services to the Fund on the terms and conditions set forth in the investment management agreement, dated March 4, 2026, entered between the Fund and the Adviser, as may be amended or restated (the “Investment Management Agreement”);

WHEREAS, the Fund will invest primarily in pooled investment vehicles (“Blackstone Underlying Funds”) managed, sub-advised or sponsored by affiliates of Blackstone Inc. (together with its affiliates, “Blackstone”);

WHEREAS, certain Blackstone Underlying Funds may charge incentive-based compensation, including incentive fees and performance-based allocations (collectively, “incentive fees”); and

WHEREAS, the Fund and the Adviser have determined that it may be appropriate and in the best interests of the Fund for the Adviser to reimburse certain amounts to the Fund under certain conditions, as described herein.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Expense Reimbursement

(a)	In the event that the Fund has a net total return (including any distributions) over a Reimbursement Period (defined below) that is less than 0% (using the net total return of the Fund’s Class I Shares or any other lower-cost share class subsequently launched as a proxy for the Fund’s net total return) and Blackstone received incentive fees attributable to the Fund’s investments in Blackstone Underlying Funds during such period, the Adviser shall reimburse the Fund a certain amount as specified below (the “Reimbursement”). The Reimbursement will be made to the Fund and divided proportionally among each share class of the Fund based on net assets, not only to the Class I Shares. The Reimbursement shall generally be the lesser of (i) the amount that would result in the net total return (including any distributions) of the Fund’s Class I Shares (or any other lower cost share class subsequently launched) over the Reimbursement Period equaling 0% as if the entire Fund had experienced the net total return (including distributions) of that share class over the Reimbursement Period; and (ii) the total incentive fees received by Blackstone attributable to the Fund’s investments in Blackstone Underlying Funds over the Reimbursement Period.

(b)	The “Reimbursement Period” shall be: (i) initially, the period from the date on which the Fund commences operations until December 31 of the following calendar year (for example, if the Fund commences operations on June 1, 2026, the initial Reimbursement Period would be June 1, 2026 – December 31, 2027); and (ii) thereafter, January 1 through December 31 of the following year (in the example above, the second Reimbursement Period would be January 1, 2028 – December 31, 2028).

(c)	A lower-cost share class subsequently launched will be used as the proxy for the Fund’s net total return instead of Class I, as described in section 1(a), only if that share class was operational for the entire Reimbursement Period in question.

2. Termination and Survival

(a)	This Agreement shall commence on the date the Fund commences operations and shall continue in effect until December 31 of the second following calendar year. For example, if the Fund commences operations in 2026, this Agreement shall continue in effect until December 31, 2028. Thereafter, this Agreement may be annually renewed with the written agreement of the Adviser and the Fund. The Board of Trustees of the Fund may terminate this Agreement at any time upon notice to the Adviser, and this Agreement shall automatically terminate upon the termination of the Investment Management Agreement between the Adviser and the Fund.

(b)	Sections 2 and 3 of this Agreement shall survive any termination of this Agreement.

3. Miscellaneous

(a)	The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b)	This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

(c)	Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is a registered investment company under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware or any of the provisions herein conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, as may be amended or restated, or to relieve or deprive the Board of Trustees of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.

(d)	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(e)	The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser.

(f)	This Agreement may be amended only in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

WVB Blackstone All Privates Fund

By:	/s/ Carmine A. Taglione
Name:	Carmine A. Taglione
Title:	President & Principal Executive Officer

Wellington Management Company LLP

By:	/s/ Michael P. Miller
Name:	Michael P. Miller
Title:	Senior Managing Director

[Signature Page to Expense Reimbursement Agreement]